FinServ Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

May 5, 2021

VIA EDGAR

Attention:	Blaise Rhodes
Lyn Shenk
Eric Envall
David Lin

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	FinServ Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed April 2, 2021 File No. 333-252558

Ladies and Gentlemen:

This letter sets forth the response of FinServ Acquisition Corp. (the “Company” or “FinServ”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 21, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4 filed on April 2, 2021

Information About Katapult
Katapult’s Solution, page 84

1.	Staff’s comment:

We note your response to comments 4 and 5. Please further revise this section to provide your shareholders a better understanding as to the products Katapult offers to a customer. Using the figures you provide in the Lease to Own Product Overview graphic on page 85 and items (1) through (4) preceding that graphic, provide a few examples of typical lease-purchase transactions. For example, if you enter into a lease-purchase agreement for a refrigerator that has a value of $1,000 as you referred to in your response to comment 6, show the dollar amounts paid by a typical consumer(s) through the life of the transaction and concluding with the total amount paid at the end of the payment term.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 89 of the Revised Registration Statement No. 2.

Katapult’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Material Agreements - Wayfair, page 110

2.	Staff’s comment:

We note your disclosure that Katapult is party to a provider agreement with Wayfair Inc. dated November 24, 2020. We also note the related risk factor disclosure on page 30 that Wayfair represented approximately 72% and 58% of Katapult's origination dollars for the fiscal years ended December 31, 2020 and 2019, respectively. Please tell us how you considered filing this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K..

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the agreement with Wayfair Inc. has been filed as Exhibit 10.11 to the Revised Registration Statement No. 2.

Statement of Operations, page F-24

3.	Staff’s comment:

We note your response to comment 10 in which you state you do not have merchandise sales. However, we note your disclosure on page F-29 that while the contemplated length of the [lease] agreement is typically 12 or 18 months, the average consumer continues to lease the property for 7 months because the consumer either exercises the buyout options or returns the items prior to the end of the 12 or 18 month lease term. Please advise. In addition, we note from your statement of cash flows an adjustment for the net book value of property buyouts of $31.1 million for the year ended December 31, 2020. Please tell us the nature of this item and, if related to exercises of buyout options, the corresponding amount of revenue recognized..

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Katapult’s rental revenue is derived from contractual arrangements that are solely accounted for in accordance with the guidance in ASC 840, Leases (“ASC 840”). We communicated in our response to comment 10 from the initial comment letter dated February 25, 2021, that the Company does not engage in the sale of merchandise. Such activity would fall within the scope of ASC 606, Revenue from Contracts with Customers, (ASC 605, Revenue Recognition, for periods prior to January 1, 2020), and would be required to be separately stated in accordance with Rule 5-03(b)1(a).

On an infrequent basis, consumers who have terminated their leases return property directly to the Company, such as when the return is outside of the relevant partner retailer’s return policies. In these instances, the Company may elect to sell certain property previously on lease that has been returned. Such sales comprise less than 1% of total revenue for each of the years ended December 31, 2020, 2019, and 2018. These immaterial amounts are included as a component of “Other revenue” within the consolidated statements of operations and comprehensive income (loss). The Company acknowledges that certain terminology used in the notes to the consolidated financial statements and elsewhere within Revised Registration Statement No. 1 does not clearly reflect these circumstances and may imply that the Company engages in merchandise sales in the normal course of business. Accordingly, the Company has revised such terminology in Revised Registration Statement No. 2 by removing references to sales of property held for lease as well as returns of property held for lease, except to expand the disclosure in Note 2, Summary of Significant Accounting Policies, under the caption “Other revenue” as follows (changes noted with strikethrough and underlining): Other revenue consists of sub-lease revenue, ~~and~~ revenue from merchant partnerships, and infrequent sales of property formerly on lease when customers terminate a lease and elect to return the property to the Company rather than the Company’s retail partners. As a further example, the Company has revised the disclosure on page F-34 referred to in the Staff’s comment as follows: “…the average consumer continues to lease the property for 7 months because the consumer either exercises the buyout (early purchase) options or ~~returns the items~~ terminates the lease purchase agreement prior to the end of the 12 or 18 month lease term.” Refer to Note 2, Summary of Significant Accounting Policies, under the caption “Rental revenue,” which has also been revised to remove potentially contradictory wording for additional disclosure over revenue recognition. Conforming revisions have been made elsewhere in Revised Registration Statement No. 2.

The Company’s contractual arrangements (lease purchase agreements) generally provide the consumer (a lessee) the right to use certain property, generally furniture, consumer electronics, appliances, and other durable goods, that the Company concludes meets the definition of a lease pursuant to ASC 840. The Company’s contractual arrangements have a stated contractual term (for example, 12 or 18 months) and also contain options to terminate the lease, renew the lease, or buyout (early purchase option) the underlying property in accordance with specific contractual provisions. These contractual provisions are each evaluated using the guidance in ASC 840 to establish the initial lease term (one week, two weeks, or one month) and the lease classification (operating) at contract inception. The Company also concludes that the subsequent measurement and derecognition guidance in ASC 840 governs the subsequent resolution of the contractual terms (termination, renewal, and early purchase options). As a result, the Company accounts for the entire lease purchase agreement in accordance with the guidance in ASC 840, including payments made under an early purchase option, with the associated revenue included in “Rental revenue” as separately stated on the consolidated statements of operations and comprehensive income (loss) under Rule 5-03(b)1(c) “income from rentals.”

On the consolidated statements of cash flows, the $31.1 million related to the net book value of property buyouts, is a component of the total cost of revenue associated with Rental revenue. Net book value of property buyouts is attributable to property held for lease for which a consumer exercises an early purchase option and represents the estimated net book value of leased property at the time the early purchase option is exercised by the consumer. Refer to Note 2, Summary of Significant Accounting Policies, under the caption “Property Held for Lease, Net” for additional information. When evaluating lease performance and recording Rental revenue, the Company does not delineate lease payments between renewal payments and buyout payments, as revenue from lease purchase agreements is viewed as a single revenue stream in accordance with the Company’s analysis above.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FINSERV ACQUISITION CORP.

By:	/s/ Lee Einbinder
Name: Lee Einbinder
Title: Chief Executive Officer

cc:	Orlando Zayas, Katapult Holdings, Inc.
Andrew P. Gilbert, DLA Piper LLP (US)

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